Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE LAUNCHES DISCOUNTTHIS.COM’s MICROSITE

Toronto, Ontario – June 28, 2011 – Northcore Technologies Inc. (TSX: NTI; OTCBB: NTLNF), a global provider of asset management technology solutions and Discount This Holdings Inc. (“Discount This”) are pleased to announce the launch of Discount This microsite.

The microsite is a pre-launch site that allows Discount This’ clientele to directly influence the selection of the first offerings available through the proprietary Discount This Group Purchasing Platform.  In addition, Discount This’ vendors and investors will gain an efficient conduit to the information and resources they need. Links to social media and a sweepstakes event on the site will serve to generate interest and excitement.

“The launch of Discount This microsite is a significant milestone for our company.  We now have the ability to fully engage buyers and vendors and expose them to our unique platform," said Michael Smith, CEO Discount This.  "Northcore’s strong technical and project management expertise has been key for us in executing our vision at Discount This.”

“The development of Discount This microsite demonstrates Northcore’s ability to work with clients in the consumer and social technology space,” said Amit Monga, CEO Northcore Technologies.  “We look forward to supporting Discount This as they build their footprint in the exciting group buying space.”

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

About Northcore Technologies Inc.

Northcore Technologies provides a Working Capital Engine™ that helps organizations source, manage, appraise and sell their capital equipment.  Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.

Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE.  Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.

Additional information about Northcore can be obtained at www.northcore.com.

Northcore Launches Microsite

About Discount This Holdings Inc.

Discount This has developed a patently unique Group Buying Platform that comprises a gaming element with cascading price levels and value added options, incentives and loyalty programs. DiscountThis.com lets you prove there really is power in numbers and leverages social media for deeper discounting. The handpicked deals, from outdoor to upscale, will be sourced from both local and national brands to expose consumers to the people, places and flavors that define a specific locale.

Our mission is to satisfy the needs and wants of discount demanding consumers looking for quality, value and relevance.  We research and search for the right deals in specific areas for our targeted and segmented demographic.  Exclusive discounts will change daily and compel people to keep coming back.  We believe the deal is only half the equation, the other half being consumer acceptance and satisfaction.

Additional information about DiscountThis.com can be obtained at www.DiscountThis.com and msmith@DiscountThis.com.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s results to differ materially from expectations.  These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.  Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the Toronto Stock Exchange, on SEDAR (the System for Electronic Document Analysis and Retrieval at www.sedar.com) and the US Securities and Exchange Commission.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company in any jurisdiction.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
Fax: (416) 640-0412
E-mail: InvestorRelations@northcore.com